UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 10, 2017

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BSP contract win

Amec Foster Wheeler announced today that it has been awarded a major contract by Brunei Shell Petroleum Sdn Bhd (BSP) for the rejuvenation of assets in Brunei.

The work includes concept, Front End Engineering Design (FEED), detailed design, construction, completions and commissioning, marine management, fabrication management, procurement, and project management. The contract will run for five years from March 2017, with two one-year options to extend, and includes Brunei Shell Petroleum's oil and gas assets in the South China Sea.

John Pearson, Amec Foster Wheeler's President, Oil, Gas & Chemicals said:
"I'm delighted that Amec Foster Wheeler has been selected to deliver such an important contract for Brunei Shell Petroleum. We are bringing together Amec Foster Wheeler's unique combination of brownfield expertise, 'More 4 Less' methodology, global capabilities, and long-term customer relationships to maximise the value of Brunei Shell Petroleum's assets in Brunei."

Amec Foster Wheeler's proven 'More 4 Less' lean engineering methodology, originally developed to meet the challenges of the mature North Sea oil and gas industry, will play an important role in the contract with Brunei Shell Petroleum. Efficiencies from 'More 4 Less' have delivered Amec Foster Wheeler's customers savings of up to 60% in time and cost, compared to traditional approaches.

As part of the contract, a significant local development in Brunei is planned, including the creation of over 300 local Bruneian jobs, using the local supply chain that will develop local skills and capabilities through the lifetime of the project.

Enquiries to:

Media: Jonathan Refoy Investors: Rupert Green	+ 44 (0)20 7429 7500 +44 (0)20 7429 7500

Notes to editors:

Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors. Employing around 36,000 people in more than 55 countries and with 2015 revenues of £5.5 billion, the company operates across the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, power and process, pharma, environment and infrastructure markets. Amec Foster Wheeler offers full life-cycle services to offshore and onshore oil and gas projects (conventional and unconventional, upstream, midstream and downstream) for greenfield, brownfield and asset support projects, plus leading refining technology.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Forward-Looking Statements

This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing, results and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 March 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel?& Company Secretary